UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-4174

A. Full title of the plan:

The Williams Investment Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

THE WILLIAMS INVESTMENT PLUS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of
The Williams Investment Plus Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Williams Investment Plus Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1998.
Tulsa, Oklahoma
June 13, 2019

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2018 and 2017

	2018	2017
Assets:
Investments (at fair value)	$1,258,236,161	$1,370,333,954
Notes receivable from participants	22,444,423	22,818,203
Non-interest bearing cash	8,745	94,938
Receivables	1,025,760	882,739

Total assets	1,281,715,089	1,394,129,834

Liabilities:
Accrued liabilities	2,815,577	1,072,518

Total liabilities	2,815,577	1,072,518

Net assets available for benefits	$1,278,899,512	$1,393,057,316

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2018

Additions to net assets:
Contributions:
Participant	$52,774,812
Employer	34,480,001
Rollovers	7,375,875
Total contributions	94,630,688

Net investment income (loss):
Net decrease in fair value of investments	(69,713,376)
Dividends	13,501,642
Interest	328,943
Total net investment loss	(55,882,791)

Interest income on notes receivable from participants	1,137,213

Total additions to net assets	39,885,110

Deductions from net assets:
Withdrawals	151,462,739
Administrative expenses	2,499,508
Dividend distributions	80,667

Total deductions from net assets	154,042,914

Net decrease during the year	(114,157,804)

Net assets available for benefits at beginning of year	1,393,057,316

Net assets available for benefits at end of year	$1,278,899,512

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 1--Description of plan

The information included below regarding The Williams Investment Plus Plan (the “Plan”) provides only a general description of the Plan. Participants should refer to the Plan document, as amended and restated, and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan maintained for the benefit of substantially all employees of The Williams Companies, Inc., and its participating subsidiaries (collectively, “Williams” or “Employer”) as provided in the Plan. A small amount of the Plan is an employee stock ownership plan (“ESOP”) and includes shares of Williams common stock held in the Transtock and Williams Companies Employee Stock Ownership Plan (“WESOP”) Accounts, as defined in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is intended to constitute a plan described in Section 404(c) of ERISA and Title 29 of the Code of Federal Regulations Section 2550.404c-1, and the fiduciaries of the Plan may be relieved of liability for any losses that are the direct and necessary result of investment instructions given by a participant or beneficiary.

Administration

The Administrative Committee is the Plan administrator. The Investment Committee has the responsibility to monitor the performance of the trustee, investment funds and investment managers, and select, remove, and replace the trustee, any investment fund and any investment manager. The Benefits Committee has the authority and responsibility with respect to overriding the terms of the Plan which require the availability of common stock issued by The Williams Companies, Inc. The Benefits Committee, in its settlor capacity, may amend the Plan, provided it is a nonmaterial amendment as detailed in the Plan. Fidelity Management Trust Company (“FMTC”) is the trustee and record keeper. Additionally, Fidelity Investments Institutional Operations Company, Inc., provides certain other record keeping services for the Plan.

Contributions

Each eligible participant has employee contribution accounts consisting primarily of, as applicable, a Pre-Tax Account, as well as various after-tax contribution accounts, Roth accounts, catchup accounts, rollover contribution accounts, and employer contribution accounts. Certain participants may also have additional contribution accounts, as applicable.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Each eligible employee participant may contribute from 1 percent to a maximum of 50 percent of their eligible compensation per pay period on a pre-tax and/or Roth basis. The maximum pre-tax and/or Roth contribution percentage for Highly Compensated Employees is subject to periodic adjustment in order to meet discrimination testing requirements and certain annual maximum statutory limits imposed by the Internal Revenue Service (“IRS”). The Employer will contribute an amount equal to 100 percent of each participant’s contribution per pay period up to a maximum of 6 percent of their eligible compensation. In addition, the Plan allows for discretionary Employer contributions. No such discretionary Employer contributions were made in 2018.

Additionally, the Plan includes an automatic enrollment feature. Eligible participants who do not make an affirmative election to contribute or an affirmative election not to contribute within 60 days of hire are automatically enrolled in the Plan. If automatically enrolled, 3 percent of the participant’s eligible compensation is withheld on a pre-tax basis and invested in the default investment option designated by the Investment Committee. The participant has the right to change the contribution percentage, elect to discontinue contributions to the Plan, or make investment changes at any time.

During 2018, the Plan was amended to provide for an Employer Fixed Annual Contribution effective January 1, 2019. Williams will contribute 4.5 percent of eligible compensation for certain eligible employee participants. Beginning with the 2019 Plan year, eligible employees hired or rehired on or after January 1, 2019, will be eligible to receive the 4.5 percent Employer Fixed Annual Contribution. For the 2020 Plan year, eligible employees under age 40 as of December 31, 2019, and hired prior to January 1, 2019, will also be eligible to receive the 4.5 percent Employer Fixed Annual Contribution. The Employer Fixed Annual Contribution will be made after the end of each Plan year and eligible employees generally must be an active employee at year-end to receive this contribution, with exceptions for retirement, disability, and death.

Participants may elect to invest in various investment options provided they allocate their contribution in multiples of 1 percent and subject to certain other restrictions. Investment options include common/collective trusts, common stocks including common stocks held within separately managed accounts, mutual funds, and a self-directed brokerage fund. A participant may change their investment election at any time. Participants may also exchange or rebalance any investment in their Plan account in accordance with the Plan’s investment provisions.

The Plan does not allow participants’ contributions, including employer and employee contributions, loan payments, and rollovers to be made or invested in shares of Williams common stock. A small amount of Williams common stock continues to be held in the Transtock and WESOP Accounts within the Plan’s Legacy WMB Stock Fund. Dividend payments on Williams common stock not passed through to the participant continue to be reinvested in additional shares of Williams common stock until the participant elects to receive such dividends in cash. Additionally, the fund comprised of common stock of Chesapeake Energy Company (“Chesapeake”), which transferred to the Plan from the former Access Midstream Partners GP, LLC 401(k) Savings Plan that was merged into the Plan in 2014, is closed to new investments, including contributions and exchanges.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Additionally, dividend payments on the Chesapeake common stock, if applicable, are reinvested in additional shares of Chesapeake common stock.

Vesting

Participants have a nonforfeitable vested interest in the current fair value of the assets purchased with their contributions. Eligible participants become 20 percent vested in the employer contributions made on their behalf after one year of service as defined by the Plan. Such vesting increases an additional 20 percent for each year of service, and participants become 100 percent vested upon five years of service. In addition, a participant may become totally vested in their account by reason of their death, total and permanent disability, attainment of age 65, eligibility to receive early retirement benefits under a pension plan of Williams, reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan. Upon certain sales of assets or companies, participants that have an involuntary termination of employment as a result of such sale are also 100 percent vested.

Employer contributions that are not vested at the time a participant withdraws from the Plan by reason of termination of employment, other than permanent job elimination or permanent reduction in work force, are used for certain items as specified in the Plan document, including the reduction of future employer contributions and payment of Plan expenses. During 2018, employer contributions were reduced by $459 thousand from forfeited nonvested accounts.

Distributions and in-service withdrawals

Participants are entitled to receive the vested portion of their account when they cease to be an employee of Williams for any reason including retirement. Upon termination of service, a participant has distribution options available as outlined in the Plan.

Generally, the payment of benefits under the Plan shall be made in cash. However, with respect to amounts held in the Plan’s common stock funds, the participant may request payment of benefits under the Plan in the common stock held within such funds.

Eligible employee participants may request a partial withdrawal from the Plan of their rollover contribution accounts and a portion, as defined in the Plan document, of their Prior Plans After-Tax Account. Eligible employee participants may make two such withdrawals during any Plan year and are not suspended from participation in the Plan following such a withdrawal. Outstanding loans will reduce the amount available for partial withdrawals.

Eligible participants who have completed two years of service and who are employees may request an additional in-service withdrawal from the Plan. The amount available for this withdrawal is calculated as defined in the Plan, but in no event shall it exceed the vested portion of the participant’s Employer Matching Contribution Account, Employer Cash Contribution Account, and the balance of the After-Tax Account. Outstanding loans will reduce the amount available for

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

additional in-service withdrawals. Upon electing an additional in-service withdrawal, a participant is suspended from participation in the Plan for three months. Only one such withdrawal may be made every 12 months.

A participant who is at least age 59½ may request a post-59½ withdrawal from the Plan. The withdrawal can include the vested portion of certain of the participant’s employer and employee contribution accounts. Outstanding loans will reduce the amount available for post-59½ withdrawals. Such withdrawal may be requested at any time and does not cause the participant to be suspended from the Plan.

An eligible employee participant who has a balance in a WESOP Account or Transtock Account may withdraw such balance at any time. Such withdrawal does not cause the participant to be suspended from the Plan.

Withdrawals from an eligible employee participant’s Pre-Tax Account and Roth Account before age 59½ may be made if the participant has suffered a financial hardship condition, as defined in the Plan. Upon electing a financial hardship withdrawal, a participant is suspended from participation in the Plan for six months. Effective January 1, 2019, eligible employees electing a financial hardship withdrawal are no longer suspended from participation in the Plan, nor are they required to obtain a Plan loan before requesting a financial hardship withdrawal.

A participant who is under age 59½ and is totally and permanently disabled, as defined in the Plan, may make a withdrawal from the eligible amounts in their Pre-Tax Account and Roth Account or request a full distribution from the Plan.

Participant loans

The Plan permits eligible employee participants to obtain up to two loans from their account balances within specified limitations. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the aggregate of the highest outstanding balances of such loans during the immediately preceding 12-month period, or 50 percent of their vested balance. Loan terms may not exceed 58 months unless the loan is for the purchase of a primary residence, in which case the loan term may not exceed 25 years. Periodic principal and interest payments are reinvested according to the participant’s current investment election on file. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and interest is paid ratably through payroll deductions. If the participant’s employment is terminated, the participant may continue to make principal and interest payments subject to certain limitations. Participants may make additional partial payments of the loan at any time and in such form as required by the record keeper.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Other

Each participant has their own individual account. Contributions and investment earnings are recorded to individual participant accounts. Plan investments are valued daily. The fair value per share of each fund is multiplied by the number of shares of the fund held in the participant’s account to arrive at their account balance.

Net investment income (loss), including the net change in fair value of investments, on assets held in allocated accounts is applied to the individual participant accounts based on each participant’s account balances.

The ESOP allows for the election of dividend pass-through, which are cash dividends paid directly to participants, for the dividends received on the shares of Williams common stock held within the Plan’s ESOP.

While the Compensation and Management Development Committee of the Williams Board of Directors has not expressed any intent to terminate the Plan, it may do so, in its settlor capacity, at any time. In the event of any Plan termination, assets of the Plan will be distributed in accordance with the Plan document.

Note 2--Summary of significant accounting policies

Basis of accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting. However, benefit payments to participants are recorded when paid.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any estimated accrued and unpaid interest. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a withdrawal is recorded.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s Administrative Committee to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Risks and uncertainties

The Plan provides for various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ account balances.

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A discussion of fair value measurements is included in Note 3.

Purchases and sales of securities are recorded on a trade-date basis, which may result in amounts due to or from brokers related to unsettled trades. Dividend income is recorded on the ex-dividend date. Net increase (decrease) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions are recorded when Williams makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of Williams.

Administrative expenses

Certain administrative expenses, including audit and legal fees, of the Plan are paid by Williams.

Note 3--Fair value measurements

The fair value hierarchy prioritizes the inputs used to measure fair value, giving the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Fair value balances are classified based on the observability of those inputs. The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Plan’s Level 1 investments primarily consist of mutual funds, common stocks, and money market funds that are traded on U.S. exchanges, as well as interest-bearing cash. The Plan’s Level 2 investments primarily consist of common stocks traded on foreign exchanges, certificates of

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

deposit, and government and corporate bonds. The Plan’s Level 3 investments consist of a private placement common stock that is not traded on an exchange.

The fair values of common stocks traded on U.S. exchanges and exchange-traded funds within the self-directed brokerage fund are derived from quoted market prices as of the close of business on the last business day of the Plan year. The fair value of common stocks traded on foreign exchanges are also derived from quoted market prices as of the close of business on an active foreign exchange on the last business day of the Plan year. The valuation requires translation of the foreign currency to U.S. dollars, and the foreign exchange rate used in the translation is considered an observable input to the valuation. Shares of money market funds and mutual funds are valued at fair value based on published market prices as of the close of business on the last business day of the Plan year, which represent the net asset values (“NAV”) of the shares held by the Plan. The carrying value of interest-bearing cash approximates fair value because of the short-term nature of this investment. The units of the common/collective trusts are valued at fair value using the NAV practical expedient as determined by the issuer based on the current fair values of the underlying assets of the fund (see Note 4). There have been no significant changes in the preceding valuation methodologies used at December 31, 2018 and 2017.

The valuation methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. The use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that are measured at fair value as of December 31, 2018 and 2017, with the exception of the common/collective trusts measured at fair value using the NAV practical expedient. The fair value for the common/collective trusts are provided to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

	Level 1	Level 2	Level 3	Total
2018:
Interest-bearing cash	$5,668,544	$—	$—	$5,668,544
Mutual funds	175,201,766	—	—	175,201,766
Self-directed brokerage fund	74,387,664	3,283,737	—	77,671,401
Common stocks	353,806,887	4,755,814	463,021	359,025,722
	$609,064,861	$8,039,551	$463,021	617,567,433
Common/collective trusts				640,668,728
Total investments at fair value				$1,258,236,161

2017:
Interest-bearing cash	$3,786,766	$—	$—	$3,786,766
Mutual funds	190,639,612	—	—	190,639,612
Self-directed brokerage fund	81,830,238	1,870,486	—	83,700,724
Common stocks	382,138,686	5,191,370	—	387,330,056
	$658,395,302	$7,061,856	$—	665,457,158
Common/collective trusts				704,876,796
Total investments at fair value				$1,370,333,954

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 4--Common/collective trusts

The Plan holds investments in several common/collective trusts that invest primarily in mutual funds, fixed income securities, and international equity securities. These common/collective trusts have no unfunded commitments. Generally, participant-directed redemptions occur daily. In some cases, FMTC may require up to ten days to settle these redemptions. However, FMTC may require additional notice for redemptions directed by a plan sponsor.

Additionally, the Plan holds an investment in the Fidelity Managed Income Portfolio II Fund (“MIP II Fund”), a common/collective trust, which is managed by FMTC as trustee (“MIP II Fund Trustee”). Participant-directed withdrawals of MIP II Fund units may be made on any business day. Participant-directed exchanges to another investment option may be made on any business day as long as the exchange is not directed into a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a noncompeting investment option for 90 days before subsequent transfers to a competing fund may occur. Withdrawals directed by a plan sponsor must be preceded by 12-months written notice to the MIP II Fund Trustee. The MIP II Fund Trustee may in its discretion complete any such plan-level withdrawals before the expiration of such 12-month period. Additionally, the MIP II Fund Trustee may defer completing a withdrawal directed by a participant or plan sponsor where doing so might adversely affect the MIP II Fund portfolio. The MIP II Fund Trustee shall make the payments available as quickly as cash flows and prudent portfolio management permit.

Note 5--Transactions with parties-in-interest

Certain investments held by the Plan are managed by the trustee. Additionally, certain investments held within the Plan are in Williams common stock. Therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.

Note 6--Tax status and federal income taxes

The Plan has received a determination letter from the IRS dated July 24, 2015, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been further amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator has indicated it will take the necessary steps, if any, to maintain the Plan’s compliance with the Code.

Plan management is required by generally accepted accounting principles to evaluate uncertain tax positions taken by the Plan. The financial statement impact of a tax position must be recognized when the position is more likely than not, based on its technical merits, to be sustained upon examination by the IRS. As of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 7--Differences between financial statements and Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 at December 31:

	2018	2017
Net assets available for benefits per the financial statements	$1,278,899,512	$1,393,057,316
Amounts allocated to withdrawing participants	—	(53,870)
Net assets available for benefits per the Form 5500	$1,278,899,512	$1,393,003,446

The following is a reconciliation of Net decrease during the year per the Statement of Changes in Net Assets Available for Benefits to net income (loss) per the Form 5500 for the year ended December 31, 2018:

Net decrease during the year	$(114,157,804)
Add: Amounts allocated to withdrawing participants at December 31, 2017	53,870
Net income (loss) per Form 5500	$(114,103,934)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

SUPPLEMENTAL SCHEDULE

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	Common/Collective Trusts
*	Fidelity	Fidelity Managed Income Portfolio II – 89,066,538 shares		$89,066,538
*	Fidelity	Fidelity Diversified International Commingled Pool – 4,836,467 shares		53,491,322
	Prudential	Prudential Core Plus Bond Fund Class 5 – 291,442 shares		46,954,189
	Vanguard	Vanguard Target Retirement Income Trust I – 292,479 shares		14,697,082
	Vanguard	Vanguard Target Retirement 2015 Trust I – 137,243 shares		6,838,815
	Vanguard	Vanguard Target Retirement 2020 Trust I – 1,763,966 shares		89,662,397
	Vanguard	Vanguard Target Retirement 2025 Trust I – 1,069,402 shares		54,186,601
	Vanguard	Vanguard Target Retirement 2030 Trust I – 2,086,588 shares		105,727,402
	Vanguard	Vanguard Target Retirement 2035 Trust I – 485,477 shares		24,914,686
	Vanguard	Vanguard Target Retirement 2040 Trust I – 1,435,666 shares		75,401,187
	Vanguard	Vanguard Target Retirement 2045 Trust I – 411,694 shares		21,568,658
	Vanguard	Vanguard Target Retirement 2050 Trust I – 826,441 shares		43,553,455
	Vanguard	Vanguard Target Retirement 2055 Trust I – 167,950 shares		10,792,469
	Vanguard	Vanguard Target Retirement 2060 Trust I – 104,303 shares		3,519,196
	Vanguard	Vanguard Target Retirement 2065 Trust I – 14,197 shares		294,731
				640,668,728
	Registered Investment Companies
	PIMCO	PIMCO Real Return Fund Institutional Class – 669,616 shares		7,071,145
*	Fidelity	Fidelity U.S. Bond Index Fund – 874,392 shares		9,863,147
	Vanguard	Vanguard Extended Market Index Fund Institutional Shares – 263,298 shares		19,929,000
	Vanguard	Vanguard Institutional Index Fund Institutional Plus Shares – 547,934 shares		124,693,377
	Vanguard	Vanguard Total International Stock Index Fund Institutional Shares – 127,825 shares		12,969,087
				174,525,756

	Common Stock
	Chesapeake Energy Co.	Common stock – 440,953 shares		926,002
*	The Williams Companies, Inc.	Common stock – 323,915 shares		7,144,736
				8,070,738

	Investments held in Separately Managed Accounts
	Macquarie U.S. Large Cap Value Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN	Short-term bank deposit		3,323,731

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	Common Stock:
	ABBOTT LABORATORIES	Common stock – 30,553 shares		2,209,898
	ALLSTATE CORPORATION	Common stock – 19,358 shares		1,599,551
	AMERICAN INTERNATIONAL GROUP	Common stock – 40,900 shares		1,611,869
	ARCHER DANIELS MIDLAND CO	Common stock – 42,315 shares		1,733,646
	AT&T INC	Common stock – 63,182 shares		1,803,214
	BANK OF NEW YORK MELLON CORP	Common stock – 37,396 shares		1,760,230
	BB&T CORP	Common stock – 38,400 shares		1,663,488
	CARDINAL HEALTH INC	Common stock – 39,320 shares		1,753,672
	CIGNA CORP	Common stock – 9,786 shares		1,858,557
	CISCO SYSTEMS INC	Common stock – 44,946 shares		1,947,510
	CONOCOPHILLIPS	Common stock – 30,497 shares		1,901,488
	CVS HEALTH CORP	Common stock – 29,884 shares		1,958,000
	DOLLAR TREE INC	Common stock – 23,100 shares		2,086,392
	DOWDUPONT INC	Common stock – 32,456 shares		1,735,747
	EDISON INTL	Common stock – 33,400 shares		1,896,118
	EQUITY RESIDENTIAL REIT	Common stock – 30,489 shares		2,012,579
	HALLIBURTON CO	Common stock – 60,911 shares		1,619,014
	INTEL CORP	Common stock – 37,834 shares		1,775,550
	JOHNSON & JOHNSON	Common stock – 14,518 shares		1,873,548
	LOWES COS INC	Common stock – 22,214 shares		2,051,685
	MARATHON OIL CORP	Common stock – 107,220 shares		1,537,535
	MARSH & MCLENNAN COS INC	Common stock – 24,575 shares		1,959,856
	MERCK & CO INC NEW	Common stock – 28,749 shares		2,196,711
	MONDELEZ INTERNATIONAL INC	Common stock – 51,502 shares		2,061,625
	NORTHROP GRUMMAN CORP	Common stock – 6,593 shares		1,614,626
	OCCIDENTAL PETROLEUM CORP	Common stock – 25,200 shares		1,546,776
	ORACLE CORP	Common stock – 40,838 shares		1,843,836
	PFIZER INC	Common stock – 51,798 shares		2,260,983
	QUEST DIAGNOSTICS INC	Common stock – 19,612 shares		1,633,091
	RAYTHEON CO	Common stock – 11,009 shares		1,688,230
	VERIZON COMMUNICATIONS INC	Common stock – 36,222 shares		2,036,401
	WASTE MANAGEMENT INC	Common stock – 24,052 shares		2,140,387

	LSV U.S. Small/Mid Cap Value Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN	Short-term bank deposit		396,719
	Common Stock:
	AARONS INC A	Common stock – 3,600 shares		151,380

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	AIR LEASE CORP CL A	Common stock – 9,100 shares		274,911
	ALLISON TRANSMISSION HLDGS INC	Common stock – 6,500 shares		285,415
	AMC NETWORKS INC CL A	Common stock – 3,600 shares		197,568
	AMERICAN FINL GROUP INC OHIO	Common stock – 2,000 shares		181,060
	APPLE HOSPITALITY REIT INC	Common stock – 12,500 shares		178,250
	ARROW ELECTRONICS INC	Common stock – 4,700 shares		324,065
	ASSURED GUARANTY LTD	Common stock – 7,600 shares		290,928
	AVNET INC	Common stock – 5,600 shares		202,160
	AXIS CAPITAL HOLDINGS LTD	Common stock – 5,500 shares		284,020
	BANKUNITED INC	Common stock – 7,100 shares		212,574
	BEAZER HOMES USA INC	Common stock – 15,200 shares		144,096
	BED BATH & BEYOND INC	Common stock – 5,400 shares		61,128
	BERKSHIRE HILLS BANCORP INC	Common stock – 6,400 shares		172,608
	BIG 5 SPORTING GOODS CORP	Common stock – 1,100 shares		2,849
	BLOCK H & R INC	Common stock – 7,300 shares		185,201
	BLOOMIN BRANDS INC	Common stock – 2,800 shares		50,092
	BORGWARNER INC	Common stock – 4,600 shares		159,804
	BRAEMAR HOTELS & RESORTS INC	Common stock – 11,700 shares		104,481
	BRIXMOR PPTY GROUP INC	Common stock – 17,000 shares		249,730
	C N A FINANCIAL CORP	Common stock – 10,700 shares		472,405
	CABOT CORP	Common stock – 2,900 shares		124,526
	CAMDEN NATIONAL CORP	Common stock – 7,300 shares		262,581
	CARRIZO OIL & GAS INC	Common stock – 9,600 shares		108,384
	CHATHAM LODGING TRUST	Common stock – 12,200 shares		215,696
	CHEMOURS CO/ THE	Common stock – 4,000 shares		112,880
	CIENA CORP	Common stock – 9,500 shares		322,145
	CIRRUS LOGIC INC	Common stock – 5,800 shares		192,444
	CIT GROUP INC	Common stock – 6,400 shares		244,928
	CITY OFFC REIT INC	Common stock – 15,100 shares		154,775
	CNO FINANCIAL GROUP INC	Common stock – 16,200 shares		241,056
	COMMUNITY TRUST BANCORP INC	Common stock – 700 shares		27,727
	COOPER STANDARD HOLDING INC	Common stock – 2,200 shares		136,664
	CORECIVIC INC	Common stock – 8,000 shares		142,640
	CORENERGY INFRASTR TR INC	Common stock – 4,800 shares		158,784
	CROWN HOLDINGS INC	Common stock – 1,000 shares		41,570
	CUSTOMERS BANCORP INC	Common stock – 7,500 shares		136,500
	DANA INC	Common stock – 8,800 shares		119,944
	DELUXE CORP	Common stock – 4,300 shares		165,292
	DILLARDS INC CL A	Common stock – 2,900 shares		174,899

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	DIME COMMUNITY BANCSHARES INC	Common stock – 16,200 shares		275,076
	DIODES INC	Common stock – 4,500 shares		145,170
	DOMTAR CORP	Common stock – 7,600 shares		266,988
	EASTMAN CHEMICAL CO	Common stock – 5,900 shares		431,349
	ENTERGY CORP	Common stock – 4,700 shares		404,529
	FEDERAL AGRI MTG NON VTG CL C	Common stock – 4,200 shares		253,848
	FINANCIAL INSTITUTIONS INC	Common stock – 5,000 shares		128,500
	FIRST AMERICAN FINANCIAL CORP	Common stock – 6,400 shares		285,696
	FIRST DEFIANCE FINL CORP	Common stock – 10,000 shares		245,100
	FIRSTENERGY CORP	Common stock – 11,400 shares		428,070
	FLEX LTD	Common stock – 7,960 shares		60,576
	FRANKLIN STREET PPTYS CORP	Common stock – 14,600 shares		90,958
	GATX CORP	Common stock – 400 shares		28,324
	GLOBAL BRASS &COPPER HLDG INC	Common stock – 7,700 shares		193,655
	GOODYEAR TIRE & RUBBER CO	Common stock – 10,000 shares		204,100
	GOVERNMENT PPTYS INCOME TRUST	Common stock – 12,600 shares		86,562
	GREAT SOUTHERN BANCORP INC	Common stock – 4,500 shares		207,135
	HANMI FINANCIAL CORPORATION	Common stock – 4,900 shares		96,530
	HAVERTY FURNITURE COS INC	Common stock – 8,200 shares		153,996
	HAWAIIAN HLDGS INC	Common stock – 5,900 shares		155,819
	HOLLYFRONTIER CORP	Common stock – 3,700 shares		189,144
	HOPE BANCORP INC	Common stock – 16,800 shares		199,248
	HOSPITALITY PROPERTY TR REIT	Common stock – 13,500 shares		322,380
	HUNTINGTON INC W/I	Common stock – 1,140 shares		216,953
	HUNTSMAN CORP	Common stock – 17,900 shares		345,291
	INDUSTRIAL LOGISTICS PPTY TR	Common stock – 7,587 shares		149,236
	JABIL INC	Common stock – 13,400 shares		332,186
	JAZZ PHARMA PLC	Common stock – 700 shares		86,772
	JERNIGAN CAPITAL INC	Common stock – 7,300 shares		144,686
	JETBLUE AIRWAYS CORP	Common stock – 13,500 shares		216,810
	JUNIPER NETWORKS INC	Common stock – 11,700 shares		314,847
	KELLY SERVICES INC CL A	Common stock – 6,500 shares		133,120
	KOHLS CORP	Common stock – 5,300 shares		351,602
	KRATON CORP	Common stock – 5,300 shares		115,752
	LANNETT INC	Common stock – 6,900 shares		34,224
	LANTHEUS HLDGS INC	Common stock – 12,500 shares		195,625
	LAREDO PETROLEUM INC	Common stock – 22,000 shares		79,640
	LAZARD LTD CL A	Common stock – 6,800 shares		250,988
	LEAR CORP NEW	Common stock – 1,800 shares		221,148

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	LEGG MASON INC	Common stock – 6,400 shares		163,264
	LEXINGTON REALTY TRUST REIT	Common stock – 24,900 shares		204,429
	M D C HOLDINGS INC	Common stock – 9,600 shares		269,856
	MACK CALI REALTY CORP REIT	Common stock – 5,600 shares		109,704
	MAIDEN HLDGS LTD	Common stock – 13,500 shares		22,275
	MALLINCKRODT PLC	Common stock – 7,900 shares		124,820
	MANPOWERGROUP INC	Common stock – 4,400 shares		285,120
	MCDERMOTT INTL INC	Common stock – 14,000 shares		91,560
	MEDICAL PPTY TR INC	Common stock – 22,100 shares		355,368
	MERITOR INC	Common stock – 18,000 shares		304,380
	MGIC INVESTMENT CORP	Common stock – 30,100 shares		314,846
	MICHAEL KORS HOLDINGS LTD	Common stock – 5,200 shares		197,184
	MILLER HERMAN INC	Common stock – 9,800 shares		296,450
	MURPHY USA INC	Common stock – 400 shares		30,656
	NAVIENT CORP	Common stock – 16,900 shares		148,889
	NCR CORP	Common stock – 6,500 shares		150,020
	NELNET INC CL A	Common stock – 3,000 shares		157,020
	NEW MOUNTAIN FINANCE CORP	Common stock – 16,800 shares		211,344
	NEWFIELD EXPLORATION CO	Common stock – 9,300 shares		136,338
	NEWTEK BUSINESS SERVICES CORP	Common stock – 9,100 shares		158,704
	OFFICE DEPOT INC	Common stock – 41,700 shares		107,586
	OMEGA HEALTHCARE INVESTORS INC	Common stock – 7,000 shares		246,050
	ON SEMICONDUCTOR CORP	Common stock – 21,900 shares		361,569
	OSHKOSH CORP	Common stock – 3,300 shares		202,323
	OWENS AND MINOR INC	Common stock – 9,100 shares		57,603
	OWENS CORNING INC	Common stock – 6,700 shares		294,666
	OWENS ILLINOIS INC	Common stock – 14,200 shares		244,808
	PACKAGING CORP OF AMERICA	Common stock – 1,200 shares		100,152
	PBF ENERGY INC CL A	Common stock – 9,200 shares		300,564
	PENNANTPARK INVESTMENT CORP	Common stock – 23,300 shares		148,421
	PENSKE AUTOMOTIVE GROUP INC	Common stock – 4,300 shares		173,376
	PIEDMONT OFFICE REALTY TRUST A	Common stock – 9,900 shares		168,696
	PROSPECT CAPITAL CORP FD	Common stock – 27,200 shares		171,632
	PULTEGROUP INC	Common stock – 6,300 shares		163,737
	RADIAN GROUP INC	Common stock – 12,000 shares		196,320
	REGAL BELOIT CORP	Common stock – 3,300 shares		231,165
	REGIONAL MANAGEMENT CORP	Common stock – 6,500 shares		156,325
	REINSURANCE GROUP OF AMERICA	Common stock – 2,300 shares		322,529
	RETAIL VALUE INC	Common stock – 925 shares		23,671

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	SABRA HEALTHCARE REIT INC	Common stock – 17,079 shares		281,462
	SANMINA CORP	Common stock – 7,900 shares		190,074
	SCANA CORP	Common stock – 3,400 shares		162,452
	SCANSOURCE INC	Common stock – 3,400 shares		116,892
	SELECT INCOME REIT	Common stock – 15,100 shares		111,136
	SIGNET JEWELERS LTD (US)	Common stock – 2,400 shares		76,248
	SITE CENTERS CORP	Common stock – 9,250 shares		102,398
	SONIC AUTOMOTIVE INC CL A	Common stock – 10,100 shares		138,976
	SOUTHWESTERN ENERGY CO	Common stock – 32,000 shares		109,120
	SPIRIT AEROSYSTEM HLD INC CL A	Common stock – 5,800 shares		418,122
	SPIRIT MTA REIT W/I	Common stock – 3,030 shares		21,604
	SPIRIT RLTY CAP INC	Common stock – 6,060 shares		213,615
	STEELCASE INC CLASS A	Common stock – 18,600 shares		275,838
	STONERIDGE INC	Common stock – 5,400 shares		133,110
	SYNNEX CORP	Common stock – 1,313 shares		106,143
	TCF FINANCIAL CORPORATION	Common stock – 21,000 shares		409,290
	THE CHILDRENS PLACE INC	Common stock – 500 shares		45,045
	TOWER INTERNATIONAL INC	Common stock – 8,400 shares		199,920
	TRINSEO SA	Common stock – 6,000 shares		274,680
	TRITON INTERNATIONAL LTD	Common stock – 4,004 shares		124,404
	TTM TECHNOLOGIES INC	Common stock – 17,700 shares		172,221
	UNITED RENTALS INC	Common stock – 2,400 shares		246,072
	UNITED STATES STEEL CORP	Common stock – 4,600 shares		83,904
	UNITED THERAPEUTICS CORP DEL	Common stock – 2,300 shares		250,470
	UNUM GROUP	Common stock – 9,300 shares		273,234
	US SILICA HOLDINGS INC	Common stock – 5,600 shares		57,008
	VEREIT INC	Common stock – 38,900 shares		278,135
	VILLAGE SUPER MKT INC CL A NEW	Common stock – 6,700 shares		179,158
	VISHAY INTERTECHNOLOGY INC	Common stock – 16,100 shares		289,961
	VOYA FINANCIAL INC	Common stock – 4,800 shares		192,672
	W&T OFFSHORE INC	Common stock – 27,800 shares		114,536
	WABASH NATIONAL CORP	Common stock – 12,600 shares		164,808
	WALKER & DUNLOP INC	Common stock – 3,800 shares		164,350
	WASHINGTON PRIME GROUP INC	Common stock – 42,200 shares		205,092
	WEIS MARKETS INC	Common stock – 3,800 shares		181,564
	WESTROCK CO	Common stock – 5,800 shares		219,008
	WHIRLPOOL CORP	Common stock – 1,100 shares		117,557
	WILLIAMS-SONOMA INC	Common stock – 3,900 shares		196,755
	WORLD FUEL SERVICES CORP	Common stock – 5,500 shares		117,755

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	WYNDHAM DESTINATIONS INC	Common stock – 2,000 shares		71,680
	XEROX CORP	Common stock – 8,825 shares		174,382
	ZIONS BANCORP	Common stock – 6,100 shares		248,514

	T. Rowe Price U.S. Large-Cap Core Growth Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN	Short-term bank deposit		328,394
	Registered Investment Company:
*	T ROWE PRICE	T Rowe Price Government Reserve Fund - 676,010 shares		676,010
	Common Stock:
	ABBOTT LABORATORIES	Common stock – 9,580 shares		692,921
	ACTIVISION BLIZZARD INC	Common stock – 7,222 shares		336,329
	AGILENT TECHNOLOGIES INC	Common stock – 2,403 shares		162,106
	AIR PRODUCTS & CHEMICALS INC	Common stock – 1,088 shares		174,134
	ALASKA AIR GROUP INC	Common stock – 4,210 shares		256,179
	ALEXION PHARMACEUTICALS INC	Common stock – 12,839 shares		1,250,005
	ALIBABA GROUP HLD LTD SPON ADR	Common stock – 44,834 shares		6,145,396
	ALPHABET INC CL A	Common stock – 3,313 shares		3,461,953
	ALPHABET INC CL C	Common stock – 9,005 shares		9,325,668
	AMAZON.COM INC	Common stock – 13,998 shares		21,024,576
	AMERICAN AIRLINES GROUP INC	Common stock – 9,049 shares		290,563
	AMERICAN INTERNATIONAL GROUP	Common stock – 7,294 shares		287,457
	AMERICAN TOWER CORP	Common stock – 451 shares		71,344
	AMERIPRISE FINANCIAL INC	Common stock – 86 shares		8,976
	ANT INTL CO CLASS C PP	Common stock – 82,535 shares		463,021
	ANTHEM INC	Common stock – 12,123 shares		3,183,864
	APPLE INC	Common stock – 6,558 shares		1,034,459
	APTIV PLC	Common stock – 16,492 shares		1,015,412
	AUTOMATIC DATA PROCESSING INC	Common stock – 1,300 shares		170,456
	BALL CORP	Common stock – 7,943 shares		365,219
	BECTON DICKINSON & CO	Common stock – 18,682 shares		4,209,428
	BIOGEN INC	Common stock – 16 shares		4,815
	BOEING CO	Common stock – 25,044 shares		8,076,690
	BROADCOM INC	Common stock – 694 shares		176,470
	CANADIAN PAC RAILWAY LTD	Common stock – 2,754 shares		489,165
	CANADIAN PACIFIC RAIL LTD (US)	Common stock – 468 shares		83,126
	CELGENE CORP	Common stock – 133 shares		8,524
	CENTENE CORP	Common stock – 10,121 shares		1,166,951
	CHUBB LTD	Common stock – 2,900 shares		374,622

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	CIGNA CORP	Common stock – 19,129 shares		3,632,980
	CINTAS CORP	Common stock – 1,316 shares		221,075
	CITIGROUP INC	Common stock – 700 shares		36,442
	CONSTELLATION BRANDS INC CL A	Common stock – 500 shares		80,410
	CORNING INC	Common stock – 1,454 shares		43,925
	COSTAR GROUP INC	Common stock – 479 shares		161,586
	CSX CORP	Common stock – 14,103 shares		876,219
	CTRIP.COM INTL LTD ADR	Common stock – 400 shares		10,824
	DANAHER CORP	Common stock – 20,900 shares		2,155,208
	DELTA AIR INC	Common stock – 17,896 shares		893,010
	DOLLAR GENERAL CORP	Common stock – 19,234 shares		2,078,811
	DOWDUPONT INC	Common stock – 800 shares		42,784
	ELECTRONIC ARTS INC	Common stock – 1,954 shares		154,190
	FACEBOOK INC CL A	Common stock – 61,455 shares		8,056,136
	FERRARI NV	Common stock – 2,119 shares		210,713
	FIDELITY NATL INFORM SVCS INC	Common stock – 11,183 shares		1,146,817
	FISERV INC	Common stock – 20,427 shares		1,501,180
	FLEETCOR TECHNOLOGIES INC	Common stock – 1,880 shares		349,154
	FORTIVE CORP	Common stock – 11,736 shares		794,058
	GLOBAL PAYMENTS INC	Common stock – 22,338 shares		2,303,718
	GOLDMAN SACHS GROUP INC	Common stock – 100 shares		16,705
	HARRIS CORP	Common stock – 6,095 shares		820,692
	HCA HEALTHCARE INC	Common stock – 4,351 shares		541,482
	HILTON WORLDWIDE HOLDINGS INC	Common stock – 10,802 shares		775,584
	HONEYWELL INTL INC	Common stock – 9,357 shares		1,236,247
	HUMANA INC	Common stock – 4,711 shares		1,349,607
	IAC/INTERACTIVECORP	Common stock – 2,700 shares		494,208
	IHS MARKIT LTD	Common stock – 1,000 shares		47,970
	ILLUMINA INC	Common stock – 836 shares		250,741
	INTERCONTINENTAL EXCHANGE INC	Common stock – 20,987 shares		1,580,951
	INTUIT INC	Common stock – 17,280 shares		3,401,568
	INTUITIVE SURGICAL INC	Common stock – 7,513 shares		3,598,126
	JPMORGAN CHASE & CO	Common stock – 7,433 shares		725,609
	KANSAS CITY SOUTHERN	Common stock – 977 shares		93,255
	L3 TECHNOLOGIES INC	Common stock – 207 shares		35,948
	LAM RESEARCH CORP	Common stock – 250 shares		34,043
	LILLY (ELI) & CO	Common stock – 13,423 shares		1,553,310
	MARRIOTT INTERNATIONAL INC A	Common stock – 11,828 shares		1,284,048
	MARSH & MCLENNAN COS INC	Common stock – 4,379 shares		349,225

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	MASTERCARD INC CL A	Common stock – 32,236 shares		6,081,321
	MAXIM INTEGRATED PRODUCTS INC	Common stock – 18,184 shares		924,656
	MCDONALDS CORP	Common stock – 5,596 shares		993,682
	MERCK & CO INC NEW	Common stock – 11,602 shares		886,509
	MICROCHIP TECHNOLOGY	Common stock – 408 shares		29,343
	MICROSOFT CORP	Common stock – 118,902 shares		12,076,876
	MORGAN STANLEY	Common stock – 56,693 shares		2,247,877
	MOTOROLA SOLUTIONS INC	Common stock – 1,000 shares		115,040
	NETFLIX INC	Common stock – 9,796 shares		2,621,997
	NEXTERA ENERGY	Common stock – 100 shares		17,382
	NORFOLK SOUTHERN CORP	Common stock – 958 shares		143,259
	NORTHERN TRUST CORP	Common stock – 300 shares		25,077
	NORTHROP GRUMMAN CORP	Common stock – 5,924 shares		1,450,788
	NORWEGIAN CRUISE LINE HLGS LTD	Common stock – 4,887 shares		207,160
	NVIDIA CORP	Common stock – 4,545 shares		606,758
	PAYPAL HLDGS INC	Common stock – 42,829 shares		3,601,491
	PFIZER INC	Common stock – 5,000 shares		218,250
	PHILIP MORRIS INTL INC	Common stock – 335 shares		22,365
	PROGRESSIVE CORP OHIO	Common stock – 3,960 shares		238,907
	RAYMOND JAMES FINANCIAL INC.	Common stock – 2,881 shares		214,375
	RED HAT INC	Common stock – 2,035 shares		357,427
	RESTAURANT BRANDS INTRNTNL INC	Common stock – 10,418 shares		544,861
	ROPER TECHNOLOGIES INC	Common stock – 5,903 shares		1,573,268
	ROSS STORES INC	Common stock – 22,687 shares		1,887,558
	ROYAL CARIBBEAN CRUISES LTD	Common stock – 10,318 shares		1,008,997
	S&P GLOBAL INC	Common stock – 3,371 shares		572,868
	SALESFORCE.COM INC	Common stock – 31,957 shares		4,377,150
	SCHWAB CHARLES CORP	Common stock – 40,067 shares		1,663,983
	SEMPRA ENERGY	Common stock – 2,510 shares		271,557
	SERVICENOW INC	Common stock – 19,962 shares		3,554,234
	SHERWIN WILLIAMS CO	Common stock – 1,173 shares		461,529
	SPLUNK INC	Common stock – 8,914 shares		934,633
	STATE STREET CORP	Common stock – 2,282 shares		143,926
	STRYKER CORP	Common stock – 25,962 shares		4,069,544
	TD AMERITRADE HOLDING CORP	Common stock – 64,535 shares		3,159,634
	TENCENT HOLDINGS LTD	Common stock – 118,600 shares		4,755,814
	TESLA INC	Common stock – 7,580 shares		2,522,624
	TEXAS INSTRUMENTS INC	Common stock – 11,083 shares		1,047,344
	THE BOOKING HOLDINGS INC	Common stock – 3,638 shares		6,266,164

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	THERMO FISHER SCIENTIFIC INC	Common stock – 10,351 shares		2,316,450
	ULTA BEAUTY INC	Common stock – 530 shares		129,765
	UNION PACIFIC CORP	Common stock – 2,421 shares		334,655
	UNITED CONTINENTAL HLDGS INC	Common stock – 12,535 shares		1,049,556
	UNITEDHEALTH GROUP INC	Common stock – 27,222 shares		6,781,545
	VERTEX PHARMACEUTICALS INC	Common stock – 21,386 shares		3,543,874
	VISA INC CL A	Common stock – 55,745 shares		7,354,995
	VMWARE INC CL A	Common stock – 6,533 shares		895,870
	WELLCARE HEALTH PLANS INC	Common stock – 4,572 shares		1,079,403
	WILLIS TOWERS WATSON PLC	Common stock – 10,947 shares		1,662,411
	WORKDAY INC CL A	Common stock – 15,462 shares		2,468,972
	WORLDPAY INC	Common stock – 13,768 shares		1,052,288
	WYNN RESORTS LTD	Common stock – 257 shares		25,420
	XILINX INC	Common stock – 4,926 shares		419,547
	XYLEM INC	Common stock – 1,600 shares		106,752
	YUM BRANDS INC	Common stock – 10,245 shares		941,720
	ZOETIS INC CL A	Common stock – 2,000 shares		171,080

	William Blair U.S. Small/Mid Cap Growth Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN	Short-term bank deposit		1,619,700
	Common Stock:
	2U INC	Common stock – 8,715 shares		433,310
	ADTALEM GLOBAL EDUCATION INC	Common stock – 24,802 shares		1,173,631
	ASPEN TECHNOLOGIES	Common stock – 7,546 shares		620,130
	AXALTA COATING SYSTEMS LTD	Common stock – 18,515 shares		433,621
	BALL CORP	Common stock – 29,632 shares		1,362,479
	BOOZ ALLEN HAMILTON HLDG CL A	Common stock – 29,755 shares		1,341,058
	BRIGHTSPHERE INVT GROUP PLC	Common stock – 23,608 shares		252,133
	BURLINGTON STORES INC	Common stock – 6,802 shares		1,106,481
	BWX TECHNOLOGIES INC	Common stock – 32,417 shares		1,239,302
	CABLE ONE INC W/I	Common stock – 450 shares		369,045
	CAMBREX CORP	Common stock – 13,494 shares		509,533
	CATALENT INC	Common stock – 22,723 shares		708,503
	CBOE GLOBAL MARKETS INC	Common stock – 13,796 shares		1,349,663
	CELANESE CORP	Common stock – 8,800 shares		791,736
	CENTENNIAL RESOURCE DEV INC A	Common stock – 22,256 shares		245,261
	COLLIERS INTL GROUP INC (US)	Common stock – 5,244 shares		288,630
	COPART INC	Common stock – 34,075 shares		1,628,104

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	COSTAR GROUP INC	Common stock – 4,366 shares		1,472,826
	DEXCOM INC	Common stock – 7,253 shares		868,909
	DOMINOS PIZZA INC	Common stock – 3,401 shares		843,414
	EAST WEST BANCORP INC	Common stock – 6,951 shares		302,577
	ENCOMPASS HEALTH CORP	Common stock – 16,685 shares		1,029,465
	ENCORE CAP GROUP INC	Common stock – 16,076 shares		377,786
	EURONET WORLDWIDE INC	Common stock – 12,712 shares		1,301,455
	EXACT SCIENCES CORP	Common stock – 13,052 shares		823,581
	FIRSTCASH INC	Common stock – 10,600 shares		766,910
	FIRSTSERVICE CORP (US)	Common stock – 7,893 shares		540,513
	FORTINET INC	Common stock – 9,629 shares		678,171
	GENESEE & WYOMING INC CL A	Common stock – 8,163 shares		604,225
	GLAUKOS CORP	Common stock – 13,836 shares		777,168
	GODADDY INC CL A	Common stock – 12,914 shares		847,417
	GRAND CANYON EDUCATION INC	Common stock – 9,525 shares		915,734
	GUIDEWIRE SOFTWARE INC	Common stock – 6,411 shares		514,355
	HEALTHCARE SERVICES GROUP INC	Common stock – 21,780 shares		875,120
	HEICO CORP CL A	Common stock – 14,558 shares		917,154
	HILTON GRAND VACATIONS INC	Common stock – 16,751 shares		442,059
	HORIZON PHARMA PLC	Common stock – 36,699 shares		717,099
	INOGEN INC	Common stock – 3,295 shares		409,140
	INSULET CORP	Common stock – 11,585 shares		918,922
	J2 GLOBAL INC	Common stock – 7,278 shares		504,948
	JONES LANG LASALLE INC	Common stock – 4,269 shares		540,455
	LAMB WESTON HOLDINGS INC	Common stock – 6,356 shares		467,547
	LIGAND PHARMACEUTICALS	Common stock – 5,358 shares		727,081
	LIVE NATION ENTERTAINMENT INC	Common stock – 23,701 shares		1,167,274
	MARTIN MARIETTA MATERIALS INC	Common stock – 6,377 shares		1,096,015
	MAXLINEAR INC	Common stock – 13,534 shares		238,198
	MIDDLEBY CORP	Common stock – 8,060 shares		828,004
	NATIONAL INSTRUMENT CORP	Common stock – 14,662 shares		665,362
	NICE LTD SPON ADR	Common stock – 5,973 shares		646,338
	NOVANTA INC	Common stock – 5,654 shares		356,202
	NU SKIN ENTERPRISES INC CL A	Common stock – 6,715 shares		411,831
	PARSLEY ENERGY INC CL A	Common stock – 20,109 shares		321,342
	PENUMBRA INC	Common stock – 4,358 shares		532,548
	PORTOLA PHARMACEUTICALS INC	Common stock – 13,264 shares		258,913
	PURE STORAGE INC CL A	Common stock – 50,625 shares		814,050
	RITCHIE BROS AUCTIONEERS (USA)	Common stock – 18,791 shares		614,842

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	ROGERS CORP	Common stock – 8,098 shares		802,188
	SABRE CORP	Common stock – 29,844 shares		645,824
	SITEONE LANDSCAPE SUPPLY INC	Common stock – 7,546 shares		417,067
	SIX FLAGS ENTERTAINMENT CORP	Common stock – 14,142 shares		786,719
	TELEDYNE TECHNOLOGIES INC	Common stock – 4,877 shares		1,009,880
	TELEFLEX INC	Common stock – 4,209 shares		1,087,942
	TORO CO	Common stock – 6,379 shares		356,459
	TRANSUNION	Common stock – 17,388 shares		987,638
	TREX CO INC	Common stock – 9,417 shares		558,993
	UNIVERSAL ELECTRONICS INC	Common stock – 7,425 shares		187,704
	VAIL RESORTS INC	Common stock – 4,485 shares		945,528
	VEEVA SYS INC CL A	Common stock – 12,541 shares		1,120,162
	VIRTU FINANCIAL INC CL A	Common stock – 21,766 shares		560,692
	WEIGHT WATCHERS INTL INC	Common stock – 9,480 shares		365,454
	WEST PHARMACEUTICAL SVCS INC	Common stock – 4,394 shares		430,744
	WEX INC	Common stock – 4,506 shares		631,110
				357,299,538

*	Self-Directed Brokerage Fund	A self-directed brokerage fund allowing participants to invest in a wide array of securities including but not limited to publicly traded stocks, mutual funds, exchange-traded funds, bonds, certificates of deposit, and money market funds at their discretion.		77,671,401

		Investments (at fair value)		1,258,236,161

*	Participant Loans	Loans extended to participants at interest rates of 4.25% to 10.5%		22,444,423

				$1,280,680,584

*Party-in-interest
**Column not applicable for participant-directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
THE WILLIAMS INVESTMENT PLUS PLAN
(Name of Plan)
/s/Robert Biffle
Robert Biffle
Chairman, Administrative Committee
The Williams Companies, Inc.
Date: June 13, 2019

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm